UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Titan Machinery Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

88830R101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88830R101

1.	Names of Reporting Persons Peter J. Christianson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,001,285

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,001,285

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001,285

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88830R101

1.	Names of Reporting Persons C.I. Farm Power, Inc. (EIN)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) **Joint Filing
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization North Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,001,285

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,001,285

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001,285

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Titan Machinery Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4876 Rocking Horse Circle, Fargo, ND 59106-6049

Item 2.
	(a)	Name of Person Filing See Cover Pages, Item 1
	(b)	Address of Principal Business Office or, if none, Residence 141 50th Avenue East, West Fargo, ND 58078
	(c)	Citizenship See Cover Pages, Item 4
	(d)	Title of Class of Securities Common Stock, $0.00001 par value
	(e)	CUSIP Number See Cover Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Cover Pages, Items 5 through 11
(b) Percent of class: See Cover Pages, Items 5 through 11
(c) Number of shares as to which the person has: See Cover Pages, Items 5 through 11
(i) Sole power to vote or to direct the vote See Cover Pages, Items 5 through 11
(ii) Shared power to vote or to direct the vote See Cover Pages, Items 5 through 11
(iii) Sole power to dispose or to direct the disposition of See Cover Pages, Items 5 through 11
(iv) Shared power to dispose or to direct the disposition of See Cover Pages, Items 5 through 11

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Exhibits

Joint Filing Agreement, dated February 12, 2008, between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008

Peter J. Christianson

	BY:	/s/ Peter J. Christianson
Signature

C.I. FARM POWER, INC.

	BY:	/s/ Peter J. Christianson
Peter J. Christianson, President

Agreement to Make Joint Filing Statement

The undersigned hereby agree to file a joint Schedule 13G with respect to the interests of the undersigned in Titan Machinery Inc. and that the Schedule 13G to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: February 12, 2008

Peter J. Christianson

	BY:	/s/ Peter J. Christianson
Signature

C.I. FARM POWER, INC.

	BY:	/s/ Peter J. Christianson
Peter J. Christianson, President